Exhibit 99.1
PURCHASE AGREEMENT
         THIS AGREEMENT is made as of October 5, 2008.
BETWEEN:
THE BANK OF NOVA SCOTIA, a Canadian chartered bank
(the “Purchaser”),
- and -
SUN LIFE FINANCIAL INC., an insurance company
incorporated under the laws of Canada (“SLFI”),
- and -
SUN LIFE FINANCIAL (CI HOLDINGS) INC., a corporation
incorporated under the laws of Canada (“Subco”)
         WHEREAS SLFI is the beneficial and registered owner of the SLFI Units and Subco is the beneficial and registered owner of the Subco LP Units;
         AND WHEREAS (i) SLFI desires to sell the SLFI Units, (ii) Subco desires to sell the Subco Units, and (iii) the Purchaser desires to purchase the SLFI Units and the Subco Units, in each case upon and subject to the terms and conditions set out in this Agreement subject to any agreed Reorganization;
         NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows:
ARTICLE 1 — INTERPRETATION

1.01	Definitions
         In this Agreement, unless something in the subject matter or context is inconsistent therewith:
“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any person, any other person that controls or is controlled by or is under common control with the referent person.
“Agreement” means this agreement, including its recitals and schedules, as amended from time to time.
“Applicable Law” means:
(i)	any applicable domestic or foreign law including any statute, subordinate legislation or treaty, and

(ii)	any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority.
“Business Day” means a day other than a Saturday, Sunday or statutory holiday in Toronto, Ontario.
“Claim” means any actual or threatened civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit, investigation or proceeding and any claim or demand resulting therefrom or any other claim or demand of whatever nature or kind.
“Closing Date” means (i) the later of (x) November 19, 2008 and (y) the date that is three (3) Business Days after all conditions to the purchase and sale of the Securities set out in Sections 5.01 and 5.02 (other than those conditions that by their nature can only be satisfied on the Closing Date) having been satisfied or waived or (ii) such other date as may be agreed to in writing by the Vendors and the Purchaser.
“Commissioner” means the Commissioner of Competition appointed pursuant to the Competition Act, and includes a person authorized to exercise the powers and perform the duties of the Commissioner.
“Competition Act” means the Competition Act (Canada), as amended, and includes the Notifiable Transactions Regulations thereunder.
“Competition Act Compliance” means:
(i)	the issuance of an Advance Ruling Certificate;

(ii)	the Purchaser and the Fund have given the notice required under section 114 of the Competition Act with respect to the transactions contemplated by this Agreement and the applicable waiting period under section 123 of the Competition Act has expired or been waived in accordance with the Competition Act; or

(iii)	the obligations of the Purchaser and the Fund to give the notice required under section 114 of the Competition Act with respect to the transactions contemplated by this Agreement has been waived pursuant to subsection 113(c) of the Competition Act and, in the case of (ii) or (iii), the Purchaser has been advised in writing by the Commissioner that she of the view that grounds do not then exist to initiate proceedings under the merger provisions of the Competition Act in respect of the transactions contemplated by this Agreement, and conditions attached to any such advice are acceptable to the Purchaser acting reasonably and such advice has not been rescinded or amended.
“Defence Counsel” has the meaning set out in Section 7.04.
“Defence Notice” has the meaning set out in Section 7.04.
“Encumbrance” means any lien, charge, security interest, encumbrance, mortgage, pledge, easement, option, right of first offer or refusal, attachment, judgment, order, settlement, conditional sale or other title retention agreement, title exception, defect in title or other restriction of a similar kind.
“Fund” means CI Financial Income Fund.
“Governmental Authority” means any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.
“Indemnitee” has the meaning set out in Section 7.04.
“Indemnitor” has the meaning set out in Section 7.04.
“Losses” means all damages, fines, penalties, deficiencies, losses, liabilities (whether accrued, actual, contingent, latent or otherwise), costs, fees and expenses (including interest, court costs and reasonable fees and expenses of lawyers, accountants and other experts and professionals).
“Purchaser Indemnitees” has the meaning set out in Section 7.02(1).
“Reorganization” has the meaning set out in Section 2.04.
“Securities” means, collectively, the SLFI Units and the Subco Units.
“SLFI Purchase Price” has the meaning set out in Section 2.02(1).
“SLFI Units” means 16,410,900 trust units of the Fund.
“Subco LP Units” means 88,198,995 Class B limited partnership units of Canadian International LP.
“Subco Purchase Price” has the meaning set out in Section 2.02(2).
“Subco Units” means 88,198,995 trust units of the Fund issuable on the exchange of the Subco LP Units.
“Taxes” means all federal, state, provincial, territorial, county, municipal, local or foreign taxes, duties, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a

Governmental Authority including, (i) any gross income, net income, gross receipts, business, royalty, capital, capital gains, goods and services, value added, severance, stamp, franchise, occupation, premium, capital stock, sales and use, real property, land transfer, personal property, ad valorem, transfer, licence, profits, windfall profits, environmental, payroll, employment, employer health, pension plan, anti-dumping, countervail, excise, severance, stamp, occupation, or premium tax, (ii) all withholdings on amounts paid to or by the relevant person, (iii) all employment insurance premiums, Canada, Québec and any other pension plan contributions or premiums, (iv) any fine, penalty, interest, or addition to tax, (v) any tax imposed, assessed, or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee, and (vi) any liability for any of the foregoing as a transferee, successor, guarantor, or by contract or by operation of law.
“Time of Closing” means 8:00 a.m. (Toronto time) on the Closing Date.
“Third Party Claim” means a Claim made against any person entitled to indemnification under this Agreement by any person who is not a party to this Agreement.
“Third Party Proceeding” has the meaning set out in Section 7.04.
“Vendor Indemnitees” has the meaning set out in Section 7.03(1).
“Vendors” means, collectively, SLFI and Subco.

1.02	Headings
         The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.03	Extended Meanings
         In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, funds, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term “including” means “including without limiting the generality of the foregoing”.

1.04	Statutory References
         In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.05	Accounting Principles
         Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.06	Currency
         All references to currency herein are to lawful money of Canada.

1.07	Control
         (1)     For the purposes of this Agreement,
(a)	a person controls a body corporate if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by the person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate;

(b)	a person controls an unincorporated entity, other than a limited partnership, if more than 50% of the ownership interests, however designated, into which the entity is divided are beneficially owned by that person and the person is able to direct the business and affairs of the entity; and

(c)	the general partner of a limited partnership controls the limited partnership.
         (2)     A person who controls an entity is deemed to control any entity that is controlled, or deemed to be controlled, by the entity.
         (3)     A person is deemed to control, within the meaning of Section 1.07(1)(a) or (1)(b), an entity if the aggregate of
(a)	any securities of the entity that are beneficially owned by that person, and

(b)	any securities of the entity that are beneficially owned by any entity controlled by that person is such that, if that person and all of the entities referred to in Section 1.07(3)(b) that beneficially own securities of the entity were one person, that person would control the entity.

1.08	Schedules
         The following are the Schedules to this Agreement:
Schedule 3.02 — Purchaser’s Consents

ARTICLE 2 — SALE AND PURCHASE

2.01	Securities to be Sold and Purchased
         Subject to Section 2.04, upon and subject to the terms and conditions hereof, (i) SLFI will sell the SLFI Units to the Purchaser and the Purchaser will purchase the SLFI Units from SFLI, and (ii) Subco will sell the Subco Units to the Purchaser and the Purchaser will purchase the Subco Units from Subco, in each case, as of the Time of Closing on the Closing Date.

2.02	Purchase Price
         (1)     The purchase price payable to SLFI for the SLFI Units (such amount being hereinafter referred to as the “SLFI Purchase Price”) will be $361,039,800.00, being $22.00 per SLFI Unit.
         (2)     The purchase price payable to Subco for the Subco Units (such amount being hereinafter referred to as the “Subco Purchase Price”) will be $1,940,377,890.00, being $22.00 per Subco Unit.
         (3)     The parties acknowledge and agree that the SLFI Purchase Price and the Subco Purchase Price each represents an amount that is not greater than 115% of the “market price” (as such term is defined in the Securities Act (Ontario)).

2.03	Payment of Purchase Price
         (1)     The SLFI Purchase Price will be payable by the wire transfer at the Time of Closing of immediately available funds to an account specified by SLFI.
         (2)     The Subco Purchase Price will be payable by the wire transfer at the Time of Closing of immediately available funds to an account specified by Subco.

2.04	Reorganization
         The Vendors may wish to effect the sale of the Subco LP Units indirectly through the sale of Subco or to reorganize their ownership of the SLFI Units, Subco LP Units or Subco Units on a basis that the units are held by one or more other Affiliates of SLFI, in which case those Affiliates would become vendors under this Agreement or, alternatively, SLFI would cause the sale of those Affiliates, including Subco, to the Purchaser (the “Reorganization”). SLFI will advise the Purchaser in writing of the steps in any proposed Reorganization, which must be acceptable to the Purchaser in its sole discretion. If acceptable to the Purchaser in its sole discretion, the parties will cooperate with each other to make any changes to this Agreement necessary to reflect the Reorganization, including any additional representations concerning the relevant Affiliates.

ARTICLE 3 — REPRESENTATIONS AND WARRANTIES

3.01	Vendors’ Representations and Warranties
         The Vendors jointly and severally represent and warrant to the Purchaser that:
(a)	SLFI is an insurance company duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business as now conducted.

(b)	Subco is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business as now conducted.

(c)	SLFI is the beneficial and registered owner of the SLFI Units free and clear of all Encumbrances. Subco is the beneficial and registered owner of the Subco LP Units and, at the Time of Closing, Subco will be the beneficial and registered owner of the Subco Units free and clear of all Encumbrances.

(d)	SLFI has the power, authority and right to enter into and deliver this Agreement and to transfer the legal and beneficial title and ownership of the SLFI Units to the Purchaser free and clear of all Encumbrances. Subco has the power, authority and right to enter into and deliver this Agreement and to transfer the legal and beneficial title and ownership of the Subco Units to the Purchaser free and clear of all Encumbrances.

(e)	The execution, delivery and performance of this Agreement by the Vendors has been duly authorized by all necessary corporate action of each Vendor. This Agreement has been duly executed and delivered by each Vendor and constitutes a valid and legally binding obligation of each Vendor, enforceable against each Vendor in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(f)	There is no contract, option or any other right of another binding upon or which at any time in the future may become binding upon either Vendor to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or create an Encumbrance upon, in the case of SLFI, any of the SLFI Units or, in the case of Subco, any of the Subco LP Units or any of the Subco Units, in each case, other than pursuant to the provisions of this Agreement.

(g)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by either Vendor will result in:
(i)	the violation of any of the provisions of the constating documents or by-laws of either Vendor;

(ii)	a breach of the terms of, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation of a loss of rights under, or result in the creation or imposition of any Encumbrance upon any of the SLFI Units, Subco LP Units or Subco Units under any agreement or other instrument to which either Vendor is a party or by which either Vendor is bound; or
(iii)	subject to Competition Act Compliance, the violation of any Applicable Law in respect of which either Vendor must comply.
(h)	Except as previously disclosed to the Purchaser (whether by the Vendors, the Fund or any other person), at the date of this Agreement, to the best of the knowledge of the Vendors, they are not aware of any “material fact” (as that term is defined in the Securities Act (Ontario)) concerning the business of the Fund that has not been generally disclosed (or that is not reasonably capable of being derived by the Purchaser from information that has been generally disclosed) and that would be significant to the Purchaser in the context of its purchase of the Securities, and for this purpose knowledge means the actual knowledge of Donald A. Stewart or Kevin P. Dougherty in their capacity as trustees of the Fund and without any investigation or enquiry.
(i)	No person acting or purporting to act on behalf of either Vendor or any of their respective Affiliates is, or will be, entitled to any commissions or broker’s or finder’s fee with respect to the transactions contemplated by this Agreement from the Purchaser.
(j)	Subject to Competition Act Compliance and the requirement to give notice to effect the exchange of the Subco LP Units, no notices, reports or other filings are required to be made by either Vendor with, nor are any consents, registrations, approvals, permits, or authorizations required to be obtained by either Vendor from, any Governmental Authority or any third party in connection with the execution, delivery or performance of this Agreement by either Vendor or the consummation by either Vendor of the transactions contemplated by this Agreement.
(k)	Neither Vendor acquired any of the Securities in order that the Purchaser might make use of the exemption under section 100.1 of the Securities Act (Ontario). Neither Vendor is acting as nominee, agent, trustee, executor, administrator, or other legal representative for one or more persons or companies having a direct beneficial interest in any of the Securities.
(l)	Each of the Vendors is not a non-resident of Canada or a partnership other than a Canadian Partnership within the meaning of section 116 of the Income Tax Act (Canada).

3.02	Purchaser’s Representations and Warranties
         The Purchaser represents and warrants to the Vendors that:

(a)	The Purchaser is a Canadian chartered bank to which the Bank Act (Canada) applies and validly exists thereunder.
(b)	The Purchaser has good and sufficient power, authority and right to enter into and deliver this Agreement and to complete the transactions to be completed by the Purchaser contemplated hereunder.
(c)	The execution, delivery and performance of this Agreement by the Purchaser has been duly authorized by all necessary corporate action of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.
(d)	The Purchaser is purchasing the SLFI Units and the Subco Units for its own account as principal and not with a view to resale.
(e)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser will result in:
(i)	the violation of any of the provisions of the by-laws of the Purchaser;
(ii)	a breach of the terms of, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation of a loss of rights under, any agreement or other instrument to which the Purchaser or any of its Affiliates is a party or by which the Purchaser or any of its Affiliates is bound; or
(iii)	subject to obtaining the consents, registrations, approvals, permits or authorizations and making the notices, reports and filings listed on Schedule 3.02, the violation of any Applicable Law in respect of which the Purchaser must comply.
(f)	No person acting or purporting to act on behalf of the Purchaser or any of its Affiliates is, or will be, entitled to any commissions or broker’s or finder’s fee with respect to the transactions contemplated by this Agreement from either Vendor.
(g)	Except as set forth on Schedule 3.02, no notices, reports or other filings are required to be made by the Purchaser with, nor are any consents, registrations, approvals, permits, or authorizations required to be obtained by the Purchaser from, any Governmental Authority or any third party in connection with the execution, delivery or performance of this Agreement by the Purchaser or the consummation by the Purchaser of the transactions contemplated by this Agreement.

ARTICLE 4 — COVENANTS

4.01	Reasonable Best Efforts
         Subject to the terms and conditions of this Agreement, each of the Vendors and the Purchaser will use reasonable best efforts to take, or cause to be taken, all actions and to cause to be done all things necessary, proper or advisable under Applicable Law, so as to permit consummation of the transactions contemplated hereby as promptly as reasonably practicable, and will co-operate fully to that end.

4.02	Covenants of the Vendor
         (1)     Each Vendor will ensure that the representations and warranties of the Vendors set out in Section 3.01 over which either Vendor has reasonable control are true and correct at the Time of Closing and that the conditions of closing for the benefit of the Purchaser set out in Section 5.01 over which either Vendor has reasonable control have been performed or complied with by the Time of Closing.
         (2)     Without limiting the generality of Section 4.01, Subco will take all steps to exchange the Subco LP Units for the Subco Units prior to the Closing Date.

4.03	Covenants of the Purchaser
         The Purchaser will ensure that the representations and warranties of the Purchaser set out in Section 3.02 over which the Purchaser has reasonable control are true and correct at the Time of Closing and that the conditions of closing for the benefit of the Vendors set out in Section 5.02 over which the Purchaser has reasonable control have been performed or complied with by the Time of Closing.
ARTICLE 5 — CONDITIONS AND TERMINATION

5.01	Conditions for the Benefit of the Purchaser
         The sale by the Vendors and the purchase by the Purchaser of the Securities is subject to the following conditions, which are for the exclusive benefit of the Purchaser and which are to be performed or complied with at or prior to the Time of Closing:
(a)	the representations and warranties of the Vendors set forth in Section 3.01 will be true and correct in all material respects at the Time of Closing with the same force and effect as if made at and as of such time;

(b)	the Vendors will have performed or complied with all of the obligations and covenants and conditions of this Agreement to be performed or complied with by the Vendors at or prior to the Time of Closing;

(c)	the Purchaser will be furnished with such certificates or other instruments of the Vendors or of officers of the Vendors as the Purchaser or the Purchaser’s counsel may reasonably think necessary in order to establish that the obligations and covenants contained in this Agreement to have been performed or complied with by the Vendors at or prior to the Time of Closing have been performed or complied with and that the representations and warranties of the Vendors herein given are true and correct in all material respects at the Time of Closing;

(d)	any government, regulatory or self-regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including those of any stock exchanges or other securities or regulatory authorities) that are necessary to complete the transactions contemplated by this Agreement, including Competition Act Compliance, will have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Purchaser, acting reasonably;

(e)	there will not be in effect or threatened any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment issued by any Governmental Authority or other legal restraint or prohibition, and no action, suit or proceeding will have been taken or threatened by any Governmental Authority, challenging the sale and purchase of the Securities or preventing or restricting the completion of the transactions contemplated by this Agreement; and neither the Fund nor Canadian International LP shall have taken any action that has had, or would reasonably be expected to have, a materially disproportionate effect on the Purchaser in respect of the acquisition or holding of any of the Securities; and

(f)	all necessary steps and proceedings will have been taken to permit the Securities to be duly and regularly transferred to and registered in the name of the Purchaser.

5.02	Conditions for the Benefit of the Vendors
         The sale by the Vendors and the purchase by the Purchaser of the Securities is subject to the following conditions, which are for the exclusive benefit of the Vendors and which are to be performed or complied with at or prior to the Time of Closing:
(a)	the representations and warranties of the Purchaser set forth in Section 3.02 will be true and correct in all material respects at the Time of Closing with the same force and effect as if made at and as of such time;

(b)	the Purchaser will have performed or complied with all of the obligations and covenants and conditions of this Agreement to be performed or complied with by the Purchaser at or prior to the Time of Closing;

(c)	the Vendors will be furnished with such certificates or other instruments of the Purchaser or of officers of the Purchaser as the Vendors or the Vendors’ counsel may reasonably think necessary in order to establish that the obligations and covenants contained in this Agreement to have been performed or complied with by the Purchaser at or prior to the Time of Closing have been performed or complied with and that the representations and warranties of the Purchaser herein given are true and correct in all material respects at the Time of Closing;

(d)	any government, regulatory or self-regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including those of any stock exchanges or other securities or regulatory authorities) that are necessary to complete the transactions contemplated by this Agreement, including Competition Act Compliance, will have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Vendors, acting reasonably; and

(e)	there will not be in effect or threatened any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment issued by any Governmental Authority or other legal restraint or prohibition, and no action, suit or proceeding will have been taken or threatened by any Governmental Authority, challenging the sale and purchase of the Securities or preventing or restricting the completion of the transactions contemplated by this Agreement.

5.03	Waiver of Condition
         The Purchaser, in the case of a condition set out in Section 5.01, and the Vendors, in the case of a condition set out in Section 5.02, will have the exclusive right to waive the performance or compliance of such condition in whole or in part and on such terms as may be agreed upon without prejudice to any of its rights in the event of non-performance of or non-compliance with any other condition in whole or in part. Any such waiver will not constitute a waiver of any other conditions in favour of the waiving party. Such waiving party will retain the right to complete the sale and purchase of the Securities herein contemplated and sue the other party in respect of any breach of the other party’s covenants, obligations or any inaccuracy or misrepresentation in a representation or warranty of the other party which gave rise to the non-performance of or non-compliance with the condition so waived.

5.04	Termination
         This Agreement may be terminated, by notice given prior to or at the completion of the sale and purchase of the Securities herein contemplated:
(a)	by the Vendors or the Purchaser if a material breach of any representation, warranty, covenant, obligation or other provision of this Agreement has been committed by the other party and such breach has not been waived or cured within 15 days following the date on which the non-breaching party notifies the other party of such breach;

(b)	by written agreement of the Purchaser and the Vendors;

(c)	by the Vendors or the Purchaser if the completion of the sale and purchase of the SLFI Units and Subco Units herein contemplated has not occurred (other than through the failure of the party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before February 28, 2009 or such later date as the parties may agree upon; or

(d)	by either the Vendors or the Purchaser in the event that the private agreement exemption in section 100.1(1) of the Securities Act (Ontario) is no longer available for the purpose of this Agreement.

5.05	Effect of Termination
         Each party’s right of termination under Section 5.04 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 5.04, all further obligations of the parties under this Agreement will terminate, except that the obligations in Section 8.03 and in Section 8.04 will survive; provided, however, that if this Agreement is terminated by a party because of a material breach of a representation or warranty, covenant, obligation or other provision of this Agreement by the other party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the other party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies with respect to such breach will survive such termination unimpaired.
ARTICLE 6 — CLOSING ARRANGEMENTS

6.01	Closing
         The sale and purchase of the Securities will be completed at the Time of Closing at the offices of McCarthy Tétrault LLP, Box 48, Suite 5300, Toronto Dominion Bank Tower, Toronto, Ontario, 5K 1E6.
ARTICLE 7 — INDEMNIFICATIONS

7.01	Survival
         All covenants, representations and warranties of each party contained in this Agreement will survive the Closing and will continue in full force and effect, subject to the provisions of this Article 7.

7.02	Indemnification by the Vendor
         (1)     Subject to the provisions of this Article 7, the Vendors will, on a joint and several basis, indemnify and save harmless the Purchaser and the directors, officers, employees and agents of the Purchaser (collectively, the “Purchaser Indemnitees”) from and against all Claims asserted against and Losses incurred by any of them directly or indirectly arising out of resulting from:
(a)	any inaccuracy or misrepresentation in any representation or warranty of either Vendor in this Agreement;

(b)	any breach of any covenant of either Vendor in this Agreement; or

(c)	any Reorganization.
         (2)     Notwithstanding any of the other provisions of this Agreement, neither Vendor will be liable to any Purchaser Indemnitee in respect of any Claim or Loss directly or indirectly arising out of or resulting from any inaccuracy or misrepresentation in the representations or warranties of the Vendors set forth in Section 3.01(h) unless notice of any Claim by the Purchaser against the Vendors with respect thereto is given to the Vendors by the Purchaser within eighteen (18) months after the Closing Date whether or not any Purchaser Indemnitee has discovered or could have discovered such inaccuracy or misrepresentation before such time but excluding any Claim or Loss arising out of or resulting from any fraud by either Vendor in which case there will be no time limit for the Purchaser to make a Claim against either Vendor in respect thereof.

7.03	Indemnification by the Purchaser
         (1)     Subject to the provisions of this Article 7, the Purchaser will indemnify and save harmless each Vendor and the directors, officers, employees and agents of each Vendor (the “Vendor Indemnitees”) from and against all Claims asserted against and Losses incurred by any of them directly or indirectly arising out of or resulting from:
(a)	any inaccuracy or misrepresentation in any representation or warranty of the Purchaser in this Agreement; or

(b)	any breach of any covenant of the Purchaser in this Agreement.

7.04	Third Party Indemnification
         Promptly after the assertion by any third party of any Third Party Claim (a “Third Party Proceeding”) against any person entitled to indemnification under this Agreement (the “Indemnitee”) that results or may result in the incurrence by such Indemnitee of any Claim or Loss for which such Indemnitee would be entitled to indemnification pursuant to this Agreement, such Indemnitee will promptly notify the party from whom such indemnification is or may be sought (the “Indemnitor”) of such Third Party Proceeding. Such notice will also specify with reasonable detail (to the extent the information is reasonably available) the factual basis for the Third Party Proceeding, the amount claimed by the third party, or if such amount is not then determinable, a reasonable estimate of the likely amount of the Third Party Claim. The failure to promptly provide such notice will not relieve the Indemnitor of any obligation to indemnify the Indemnitee, except to the extent such failure prejudices the Indemnitor. Thereupon, the Indemnitor will have the right, upon written notice (the “Defence Notice”) to the Indemnitee within 30 days after receipt by the Indemnitor of notice of the Third Party Proceeding (or sooner if such Third Party Proceeding so requires) to conduct, at its own expense, the defence against the Third Party Proceeding in its own name or, if necessary, in the name of the Indemnitee provided that: (a) the Indemnitor acknowledges and agrees in the Defence Notice that as between the Indemnitor and the Indemnitee, it is liable to pay for all Losses arising from or relating to such Third Party Proceeding and (b) the Indemnitor provides to the Indemnitee adequate security (approved by the Indemnitee acting reasonably) from time to time in respect of such Losses. The Defence Notice will specify the counsel the Indemnitor will appoint to defend such Third Party Proceeding (the “Defence Counsel”), and the Indemnitee will have the right to approve the Defence Counsel, which approval will not be unreasonably withheld. Any Indemnitee will have the right to employ separate counsel in any Third Party Proceeding and/or to participate in the defence thereof, but the fees and expenses of such counsel will not be included as part of any Losses incurred by the Indemnitee unless (i) the Indemnitor failed to give the Defence Notice, including the acknowledgement and agreement to be set out therein within the prescribed period, (ii) such Indemnitee has received an opinion of counsel, reasonably acceptable to the Indemnitor, to the effect that the interests of the Indemnitee and the Indemnitor with respect to the Third Party Proceeding are sufficiently adverse to prohibit the representation by the same counsel of both parties under applicable ethical rules, or (iii) the employment of such counsel at the expense of the Indemnitor has been specifically authorized by the Indemnitor. The party conducting the defence of any Third Party Proceeding will keep the other party apprised of all significant developments and will not enter into any settlement, compromise or consent to judgment with respect to such Third Party Proceeding unless the Indemnitor and the Indemnitee consent, which consent will not be unreasonably withheld.

7.05	Exclusive Remedy
         From and after the completion of the sale and purchase of the Securities herein contemplated, except as set forth in Section 8.03, the rights of indemnity set forth in this Article 7 are the sole and exclusive remedies of each party in respect of any inaccuracy or misrepresentation in any representation or warranty, or breach of covenant or other obligation by another party under this Agreement. Accordingly, the parties waive, from and after the Time of Closing, any and all rights, remedies and Claims that one party may have against another party, whether at law, under any statute or in equity (including Claims for breach of contract, breach of representation and warranty, negligent representation and all Claims for breach of duty), or otherwise, directly or indirectly, relating to the provisions of this Agreement or the transaction contemplated by this Agreement, except as provided in Section 8.03, as expressly provided for in this Article 7 and other than those arising with respect to any fraud. This Article 7 will remain in full force and effect in all circumstances and will not be terminated by any breach (fundamental, negligent or otherwise) by any party of its representations, warranties, covenants or other obligations under this Agreement or under any closing document or by any termination or rescission of this Agreement by any party.

7.06	After Tax Basis
         In determining the amount of any Loss under this Article 7, such Loss will be increased (or decreased) to take into account any net Tax cost (or net current or future Tax benefit) incurred or enjoyed by the Indemnitee as a result of the matter giving rise to such Loss and the receipt of an indemnity payment hereunder. For greater certainty, any net Tax cost will include any further cost resulting from such increased payment.
ARTICLE 8 — GENERAL

8.01	Further Assurances
         Each of the Vendors and the Purchaser will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the Closing Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

8.02	Time of the Essence
         Time is of the essence of this Agreement.

8.03	Fees and Commissions
         Each of the Vendors and the Purchaser will pay its respective legal and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses whatsoever and howsoever incurred and will indemnify and save harmless the other from and against any Claim for or Loss resulting from any broker’s, finder’s or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions under this Agreement.

8.04	Public Announcements
         Except as required by law, no public announcement or press release concerning the sale and purchase of the Securities may be made by the Vendors or the Purchaser without the prior consent and joint approval of the Vendors and the Purchaser.

8.05	Benefit of the Agreement
         This Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto.

8.06	Entire Agreement
         This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

8.07	Amendments and Waivers
         No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

8.08	Assignment
         Except in connection with the Reorganization acceptable to the Purchaser in its sole discretion, this Agreement may not be assigned by either Vendor without the written consent of the Purchaser but may be assigned by the Purchaser without the consent of either Vendor to an Affiliate of the Purchaser, provided that such Affiliate enters into a written agreement with the Vendors to be bound by the provisions of this Agreement in all respects and to the same extent as the Purchaser is bound and provided that the Purchaser will continue to be bound by all the obligations hereunder as if such assignment had not occurred and perform such obligations to the extent that such Affiliate fails to do so.

8.09	Distributions
         The Vendors will be entitled to any distributions on the SLFI Units, Subco LP Units and Subco Units payable in respect of October and for any other monthly period that does not include the Closing Date. The distribution for any monthly period that includes the Closing Date will be shared on a proportionate basis, with the Vendors’ entitlement being equal to the product of the amount of the distribution declared for that monthly period and a fraction, the numerator of which is the number of days from and including the first day of that monthly period to but excluding the Closing Date and the denominator of which is the number of days in that monthly period, and the Purchaser will be entitled to the balance of the distribution for that monthly period. The Purchaser will pay to the Vendors their proportionate share of the distribution promptly after receipt of the distribution.

8.10	Notices
         Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:
To the Vendors:
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario M5H 1J9
Fax No.:        (416) [redacted]
Attention:     Executive Vice President and General Counsel

To the Purchaser:
The Bank of Nova Scotia
44 King Street West
Toronto, Ontario M5H 1H1
Fax No.:        (416) [redacted]
Attention:     Deborah Alexander, Executive Vice President, General Counsel and Secretary
or to such other street address, individual or electronic communication number or address as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

8.11	Remedies Cumulative
         The right and remedies of the parties under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that party may be entitled.

8.12	No Third Party Beneficiaries
         Except as provided in Section 8.05, this Agreement is solely for the benefit of:
(a)	each Vendor, and its respective successors and permitted assigns, with respect to the obligations of the Purchaser under this Agreement, and

(b)	the Purchaser, and its successors and permitted assigns, with respect to the obligations of the Vendors under this Agreement;
and this Agreement will not be deemed to confer upon or give to any other person any Claim or other right or remedy. Each Vendor appoints the Purchaser as the trustee for the Purchaser Indemnitees of the covenants of indemnification of such Vendor with respect to such Purchaser Indemnitees as specified in this Agreement and the Purchaser accepts such appointment. The Purchaser appoints SLFI as the trustee for the Vendor Indemnitees of the covenants of indemnification of the Purchaser with respect to such Vendor Indemnitees specified in this Agreement and SLFI accepts such appointment.

8.13	Governing Law
         This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

8.14	Counterparts
         This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

8.15	Electronic Execution
         Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.
         IN WITNESS WHEREOF the parties have executed this Agreement.

THE BANK OF NOVA SCOTIA

Per:	“Chris J. Hodgson”

Per:

SUN LIFE FINANCIAL INC.

Per:	“Richard P. McKenney”

Per:	“Thomas A. Bogart”

SUN LIFE FINANCIAL (CI HOLDINGS) INC.

Per:	“Richard P. McKenney”

Per:	“Thomas A. Bogart”

SCHEDULE 3.02
1.	All approvals, consents, registrations, permits or authorizations required to be obtained from
(a)	Office of the Superintendent of Financial Institutions or pursuant to the Bank Act (Canada);

(b)	Toronto Stock Exchange, the TSX Venture Exchange and the Montreal Exchange;

(c)	Investment Industry Regulatory Organization of Canada;

(d)	Mutual Funds Dealer Association of Canada;

(e)	all applicable provincial and territorial securities regulatory authorities; and

(f)	any equivalent approvals required pursuant to applicable laws, rules and regulations in the United States or any other jurisdiction having authority over the Fund or any of its Affiliates.
2.	Competition Act Compliance.

3.	Notices, reports or filings to be given to:
(a)	Canadian Trading and Quotation System Inc. (CNQ);

(b)	Canadian Derivatives Clearing Corporation;

(c)	CDS Clearing and Depository Services Inc.;

(d)	Canadian Investor Protection Fund;

(e)	FundSERV Inc.; and

(f)	any equivalent entity or person in the United States or any other jurisdiction having authority over the Fund or any of its Affiliates.